Exhibit 4.18

[English Translation]

TD-SCDMA Network Capacity Leasing Agreement

Between

China Mobile Communications Corporation

and

China Mobile Limited

Content

1.	Relevant Arrangements	3

2.	Leasing Term and TD Network Leasing Fees	4

3.	Obligations	5

4.	Liabilities for Breach of Contract	6

5.	Effectiveness and Term of this Agreement	6

6.	Confidentiality	7

7.	Assignment	7

8.	Applicable Law and Settlement of Disputes	7

9.	Miscellaneous	7

TD-SCDMA Network Capacity Leasing Agreement

This Agreement is entered into in Beijing, the People’s Republic of China (hereinafter referred to as the “PRC”) on December 29, 2008 by and between:

(1)	China Mobile Communications Corporation, a state-owned enterprise incorporated and duly existing in accordance with the PRC law with its legal address at No. 29, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC (hereinafter referred to as “Party A”); and

(2)	China Mobile Limited, a limited liability company incorporated and duly existing in accordance with Hong Kong law with its legal address at 60/F., The Center, 99 Queen’s Road Central, Hong Kong (hereinafter referred to as “Party B”).

Whereas:

(A)	Party B is a company with its shares listed in the Stock Exchange of Hong Kong Limited and the New York Stock Exchange;

(B)	Party A is the indirect controlling shareholder of Party B, and has set up 31 branches to own TD Network Assets (as defined below) in Mainland China (hereinafter collectively referred to as the “TD Branches”);

(C)	Party B directly or indirectly has 31 wholly-owned subsidiaries operating telecommunications businesses in Mainland China (hereinafter collectively referred to as the “Operating Subsidiaries”); and

(D)	Party A will continue constructing its existing TD-SCDMA networks (hereinafter referred to as the “TD Networks”) and will purchase other network assets (hereinafter referred to as the “Other Network Assets”) necessary for the operation of TD-SCDMA business (hereinafter referred to as the “TD Business”) from time to time. Such TD Networks and Other Network Assets include, among others, wireless networks, wireless accessories and TD business platforms. Party B and its Operating Subsidiaries intend to lease TD network capacity from Party A to operate the TD Business and provide related telecommunications services to its mobile customers. Assets related to the TD Networks that have had actual network capacities, including but not limited to wireless networks, wireless accessories and TD business platforms, are hereinafter collectively referred to as the “TD Network Assets”.

THEREFORE, following discussions, Party A and Party B have concluded the following agreements for the relevant TD network capacity leasing arrangements:

1.	Relevant Arrangements

1.1	To facilitate the actual operation, under this Agreement, in addition to representing itself, Party B shall execute this Agreement and make relevant arrangements hereunder together with Party A on behalf of its 31 Operating Subsidiaries (hereinafter referred to as “Party B’s Operating Subsidiaries”).

1.2	TD Network Capacity Leasing

1.2.1

Party B shall lease TD network capacity from Party A pursuant to the terms and conditions under this Agreement and Party B’s Operating Subsidiaries shall use the TD network capacity so leased to operate the TD

Business. All the TD Business revenues, including, but not limited to, usage fees, monthly fees, interconnection settlement income, revenues from selling SIM cards and mobile phones and any other revenues generated from or in connection with the TD Business, shall belong to Party B’s Operating Subsidiaries.

1.2.2	All the costs and expenses for purchasing any TD Network Assets and constructing the TD Networks shall be borne by Party A. The Leasing Fees (as defined below) to be paid by Party B’s Operating Subsidiaries shall be determined on a basis that reflects the actual usage of the TD Network Capacity by Party B’s Operating Subsidiaries and compensation for the relevant costs incurred by Party A.

1.2.3	The scope of the assets related to the TD network capacity shall be determined by both parties. Party B may, from time to time, submit to Party A plans for adding or adjusting the scope of the assets related to the TD network capacity according to its actual business requirements. After such plans are confirmed by Party A, the scope of the TD Network Assets under this Agreement shall be adjusted accordingly.

2.	Leasing Term and TD Network Leasing Fees

2.1	The leasing term of the TD network capacity under this Agreement shall start from January 1, 2009 and end upon the expiration of this Agreement. If the network capacity generated by certain assets is delivered by Party A to Party B’s Operating Subsidiaries on a date that is later than January 1, 2009 and Party A records such assets as its fixed assets or intangible assets on a date that later than January 1, 2009, the leasing term shall start from the date on which the assets are recorded as the fixed assets or intangible assets and generate actual network capacity and end upon the expiration of this Agreement.

2.2	Both parties agree and acknowledge that the leasing fees of the TD network capacity for each Settlement Period (as defined below) within the leasing term (hereinafter referred to as the “TD Network Leasing Fees”) shall be calculated according to the following formula:

TD Network Leasing Fees = the costs of the related assets of Party A’s TD Network Capacity in a Settlement Period X the average usage rate of the TD-SCDMA network in such Settlement Period;

where,

the costs of the related assets of Party A’s TD Network Capacity in a Settlement Period refer to the depreciation and amortization charges of the TD Network Assets that Party A records as its fixed assets or intangible assets that have generated actual network capacity in such Settlement Period and the amortization of long term deferred expenses; and

the average usage rate of the TD-SCDMA network in a Settlement Period is calculated based on the average actual usage rate of the base resource units of the TD-SCDMA network. The average actual usage rate of the base resource units equals to the ratio of the actual number of the base resource units used by Party B’s relevant Operating

Subsidiaries to the total number of the base resource units designed for the system. In the settlement of the TD Network Leasing Fees, the average usage rate of the TD-SCDMA network is calculated as the average daily utilization rate of the base resource units of the TD-SCDMA network at peak hours by Party B’s Operating Subsidiaries during a Settlement Period divided by the maximum designed of the base resource units (which currently is 75%). The relevant data shall be directly calculated and collected by the network management system of Party B’s Operating Subsidiaries.

2.3	Both parties agree and acknowledge that the TD Network Leasing Fees shall be settled on a monthly basis (hereinafter referred to as the “Settlement Period”) separately between Party A’s TD Branches and Party B’s Operating Subsidiaries in the same province or autonomous region or municipality. Party B’s Operating Subsidiaries shall pay the TD Network Leasing Fees for each Settlement Period to the accounts designated by the relevant TD Branch of Party A within 30 days after the end of each Settlement Period, and submit the settlement calculation forms together with the related settlement receipts to Party A. Party A shall review the calculation and results according to the statements submitted by the Operating Subsidiaries. In the case of any errors in the statements, subject to confirmation by both parties, corresponding adjustments shall be made by the relevant Party B’s Operating Subsidiaries in the next Settlement Period.

3.	Obligations

3.1	Party A’s Obligations

3.1.1	Party A shall, after the TD Network Assets under this Agreement are purchased and TD Network is constructed, deliver the network capacity generated by such assets to the Operating Subsidiaries designated by Party B for their use.

3.1.2	Party A shall undertake that the assets related to the TD Network Capacity leased to Party B and Party B’s Operating Subsidiaries will not infringe any intelligent property rights and the legitimate interests of any other third parties and no third party has any interest in such assets that may restrict or impact the normal use of such network capacity by Party B and the Operating Subsidiaries, and that the normal utilization of such network capacity by Party B and the Operating Subsidiaries will not incur any expenses other than the TD Network Leasing Fees, including but not limited to any third party claims.

3.2	Party B’s Obligations

3.2.1	Party B’s Operating Subsidiaries shall reasonable use the leased TD Network Capacity according to the requirements of its TD Business.

3.2.2	In case of any damage, malfunction or abnormality caused to Party A’s assets due to improper management, maintenance and use by Party B’s Operating Subsidiaries, the relevant Party B’s Operating Subsidiaries shall be responsible for all the direct losses caused by such damage and malfunction.

3.2.3

In accordance with Article 2 of this Agreement, Party B’s Operating Subsidiaries shall pay in full the TD Network Leasing Fees for each Settlement Period to the account designated by Party A within 30 days after the end of that Settlement Period and submit the calculation statements together with the related settlement receipts to Party A. In the case of any errors in the statements, the relevant Party B’s Operating Subsidiaries shall make corresponding adjustments in the next Settlement Period according to Article 2.3 of this Agreement.

3.2.4	If Party B’s Operating Subsidiaries need to increase or adjust the leased TD network capacity according to the requirement of their TD Business, a plan stating the scope of the assets involved in the increase or adjustment of such leased TD network capacity shall be submitted to Party A in advance, which, subject to the approval by Party A, shall be implemented according to the terms and conditions under this Agreement. The above said plan shall cover the specific type, model and quantity of the assets involved in the intended increase or adjustment of the TD network capacity, as well as the time for the implementation of the plan and the technical standards.

4.	Liabilities for Breach of Contract

4.1	In case that Party A violates its undertakings in Article 3.1.2 under this Agreement, which may result in any dispute between any third party and Party B or Party B’s Operating Subsidiaries and cause any losses to Party B or Party B’s Operating Subsidiaries, Party A shall compensate Party B or Party B’s Operating Subsidiaries and bear any and all the losses and expenses incurred for the settlement of any such dispute.

4.2	If any Party B’s Operating Subsidiaries fail to pay in full the TD Network Leasing Fees to the account designated by Party A in a timely fashion according to Article 2 hereunder, it shall pay Party A a penalty of 0.01% of the outstanding amount for every week so delayed. Delay for less than one week shall be deemed as one week.

4.3	Save as above stated in this Article, if any party violates its obligations hereunder and causes any losses to the other party, the defaulting party shall be liable for any and all of the losses and expenses caused to the other party. Any losses incurred to the defaulting party due to its own defaulting acts shall be borne by such party.

5.	Effectiveness and Term of this Agreement

5.1	This Agreement shall come into effect from the date on which the legal representatives of both parties or their authorized representatives have dully executed it with their common seals affixed and the necessary regulatory approvals are obtained according to the related regulatory requirements.

5.2	Unless it is extended according to Article 5.3 hereunder, this Agreement shall be valid until December 31, 2009.

5.3	Subject to the relevant laws and regulations, this Agreement shall be automatically extended one (1) year upon the expiration of this Agreement or any extended period, unless any of the parties gives a written notice to the other party 60 days before the expiration of this Agreement or any extended period, informing that it shall not renew this Agreement.

6.	Confidentiality

Save as otherwise provided or required by the laws or regulatory authorities, neither party shall, without the prior written consent of the other party (such consent shall not be unreasonably withheld or delayed), offer or disclose the contents of this Agreement or any other information materials related to the operations of the other party to any companies, enterprises, organizations or individuals.

7.	Assignment

Neither party shall assign all or any of its rights or obligations hereunder to others without the prior written consent from the other party.

8.	Applicable Law and Settlement of Disputes

8.1	This Agreement shall be governed by, construed and executed in accordance with the laws of the PRC.

8.2	Any dispute arising from or in connection with the effectiveness, interpretation or performance of this Agreement shall be settled by the Parties through friendly negotiations. In the case that no resolution is reached through consultations within 30 days after the occurrence of such dispute, any party may submit such disputes to Hong Kong International Arbitration Center for arbitration in Hong Kong in accordance with its arbitration rules then in effect. The arbitration award shall be final and binding on each party to this Agreement. Except for the matters under dispute and submitted for arbitration, the remaining provisions of this Agreement shall remain in effect.

9.	Miscellaneous

9.1	Upon the unanimous agreement of the Parties hereto, the Agreement may be amended or supplemented and any of such amendment or supplementary to the Agreement shall be effective only if they are in writing and executed by the legal representatives of the Parties or their authorized representatives and approved by the relevant regulatory authorities.

9.2	This Agreement is severable. Should any provision hereof for any reason at any time be declared invalid, illegal or unenforceable, then the validity and enforceability of the remaining provisions herein shall remain intact.

9.3	This Agreement is executed in Chinese in four (4) original counterparts, two of which shall be retained by each party hereto. Each original counterpart shall have the same legal validity.

China Mobile Communications Corporation
Legal representative or its authorized representative (signature): /s/ Chen Lijie
Seal: CMCC’s seal for contracts

China Mobile Limited
Legal representative or its authorized representative (signature): /s/ Zhu Min
Seal: China Mobile Limited